UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on seismic acquisition for Parque das Baleias

—

Rio de Janeiro, July 5, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that in the first half of July it will begin the first seismic acquisition with Ocean Bottom Nodes (OBN) technology and new multiphysics surveys (magnetometric and gravimetric) of the 3D Nodes project of Parque das Baleias, also known as the Whale Park, in Campos Basin.

The contract signed with the company ShearWater Geoservices do Brasil includes seismic acquisition with an OBN area of 810 km², totaling investments of about US$ 50 million. The objectives are to improve 3D imaging and to obtain future 4D monitoring of the Parque das Baleias fields.

The new seismic records will use OBN technology, which allows better collection of information of the fields from sensors deposited on the ocean floor. This technological solution is a reference for monitoring pre-salt and post-salt reservoirs, particularly in areas where there are offshore platforms in operation that make acquisition with conventional seismic vessels (seismic streamer) impossible.

The new 3D seismic data obtained with OBN will optimize the characterization of reservoirs and their boundaries, allowing better management of the fields. In addition, the OBN technique is better suited for 4D seismic, when 3D geophysical data surveys at different times are analyzed and allow to follow the displacement of fluids and subtle variations in reservoir rock properties. With this, it is possible to map rock-fluid interaction effects and the geomechanical behavior of the reservoirs, which is essential for extending the life of the fields.

Petrobras is the sole operator of the fields that comprise Parque das Baleias, where the Jubarte, Cachalote, Pirambu, Baleia Anã, Caxaréu, and Mangangá fields are located.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer